Exhibit (a)(5)(F)

Andromeda Acquisition Corp. Announces Closing of the Galaxy Nutritional Foods Initial Tender Offer Period; Subsequent Offer Period for Late Tenders to Commence

GREENWICH, Conn., May 1 /PRNewswire/ — Andromeda Acquisition Corp. (“Purchaser”) today announced the expiration of the initial offering period of its cash tender offer to purchase all of the outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”), as of 5:00 p.m., Eastern time, on April 30, 2009.

Purchaser will accept for payment all validly tendered and not withdrawn shares and will make payment to the depositary for the accepted shares promptly. Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the tender offer, approximately 9.1 million shares had been validly tendered by the April 30, 2009 expiration date and time. Combined with the shares already owned by the affiliates of Purchaser, the shares either validly tendered or owned total approximately 23.4 million, or 87% of the Company’s outstanding common stock as of February 10, 2009.

Purchaser also announced today that it will commence a subsequent offering period to acquire all remaining shares of common stock of the Company, which will begin on May 1, 2009 and expire at 5:00 pm, Eastern time, on May 7, 2009, unless extended. Any shares validly tendered during the subsequent offering period will be immediately accepted for payment, and tendering shareholders will promptly thereafter be paid $0.36 per share, less any required withholding taxes, in cash and without interest, which is the same amount per share that was offered in the initial offering period. Shares tendered during the subsequent offering period cannot be delivered by the guaranteed delivery procedure described in the Offer to Purchase and may not be withdrawn. In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

Additional Information

Purchaser and its affiliates (MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C.) have filed with the SEC a tender offer statement on Schedule TO, and the Company has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. Shareholders are advised to read these statements, as amended, because they contain important information about Purchaser, its affiliates, the Company and the tender offer. Shareholders may obtain free copies of these statements from the SEC’s website at www.sec.gov, or by contacting MacKenzie Partners, Inc., the information agent for the tender offer.

CONTACT: MacKenzie Partners, Inc. for Andromeda Acquisition Corp., +1-212-929-5500, or +1-800-322-2885